                                                         FILING PURSUANT TO RULE 425 OF THE
                                                         SECURITIES ACT OF 1933, AS AMENDED

                                                         FILER: NORTHROP GRUMMAN CORPORATION

                                                         SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                                         FILING: REGISTRATION STATEMENT ON FORM S-4
                                                                        (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672)
and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for
Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at
www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special
Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed proxy materials for these shareholder meetings which contain information regarding such potential participants.
Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

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The information in this supplement to the offer to exchange may change. Northrop Grumman may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This supplement to the offer to exchange is not an offer to sell these securities and Northrop Grumman is not soliciting offers to buy these securities in any state where the offer is not permitted.

NORTHROP GRUMMAN CORPORATION

Supplement to the
Offer To Exchange  Each Outstanding Share of Common Stock

of

TRW INC.

for

Shares of Common Stock of Northrop Grumman Corporation valued at $53.00

and

Each Outstanding Share of Serial Preference Stock II

of

TRW INC.

for

Shares of Common Stock of Northrop Grumman Corporation valued at $53.00 multiplied by the then-effective conversion rate of the applicable Series of  Serial Preference Stock II,

in each case subject to the procedures and limitations described in this offer to exchange and the related letters of transmittal.

by

NORTHROP GRUMMAN CORPORATION

The offer to exchange, (as defined below), of Northrop Grumman Corporation, a Delaware corporation (“Northrop Grumman”), and the withdrawal rights of the shareholders of TRW Inc., an Ohio corporation (“TRW”), will expire at 12:00 midnight, New York City time, on May 3, 2002, unless extended. TRW shares tendered pursuant to the offer to exchange may be withdrawn at any time prior to the expiration of the offer to exchange but not during any subsequent offering period.

This supplement amends Northrop Grumman’s offer to exchange shares of its common stock for TRW shares, as defined below, originally dated March 4, 2002 and as heretofore amended and supplemented through April 4, 2002 (as amended by this supplement and as may be further amended from time to time, the “offer to exchange”).

        Northrop Grumman hereby offers, upon the terms and subject to the conditions set forth in the offer to exchange and in the related letters of transmittal, to issue shares of Northrop Grumman common stock, par value $1.00 per share, (together with associated rights to purchase Series A junior participating preferred stock) for each of the issued and outstanding shares of (a) common stock, par value $0.625 per share, of TRW (the “TRW common stock”), (b) Cumulative Serial Preference Stock II, $4.40 Convertible Series 1, no par value per share, of TRW (the “Series 1 Shares”) and (c) Cumulative Serial Preference Stock II, $4.50 Convertible Series 3, no par value per share, of TRW (the “Series 3 Shares” and, together with the TRW common stock and the Series 1 Shares, “capital stock” or “TRW shares”). Each share of TRW common stock may be exchanged for a number of shares of Northrop Grumman common stock equal to the exchange ratio, as defined below. Each Series 1 Share and each Series 3 Share may be exchanged for a number of shares of Northrop Grumman common stock equal to the then-effective conversion rate for the Serial Preference Stock II multiplied by the exchange ratio. The method for calculating the conversion rates for the Series 1 Shares and the Series 3 Shares is provided in TRW’s amended articles of incorporation. See “The Offer to Exchange” beginning on page 27 of the offer to exchange, as amended through April 4, 2002 for a discussion of the conversion rates. As of March 28, 2002, TRW reported that the conversion ratios for the Series 1 Shares and Series 3 Shares were 8.8 and 7.448, respectively.

Northrop Grumman will determine the exact exchange ratio (the “exchange ratio”) by dividing $53.00 by the average of the closing sale prices for a share of Northrop Grumman common stock on the New York Stock Exchange as reported in The Wall Street Journal over the five consecutive trading days ending immediately prior to the second trading day prior to the expiration of the offer to exchange but in no event will the exchange ratio be more than 0.4690 ($53.00/$113.00) or less than 0.4309 ($53.00/$123.00). The closing price of Northrop Grumman common stock on the

New York Stock Exchange on March 1, 2002, the last trading day before the offer to exchange commenced, was $107.75. The closing price of Northrop Grumman common stock on the New York Stock Exchange on April 12, 2002, the last trading day before the date of this supplement to the offer to exchange, was $118.31.

The purpose of the offer to exchange is for Northrop Grumman to acquire control of, and ultimately the entire equity interest in, TRW. Northrop Grumman intends, promptly after completion of the offer to exchange, to seek to have TRW complete a merger (the “TRW merger”) with Northrop Grumman, or a wholly-owned subsidiary of Northrop Grumman, in which each outstanding share of capital stock of TRW (except for treasury shares of TRW and shares beneficially owned directly or indirectly by Northrop Grumman for its own account) would be converted into the right to receive shares of Northrop Grumman common stock at the same exchange ratio as used in the offer to exchange, subject to dissenters’ rights under Ohio law.

Tenders of TRW shares pursuant to the offer to exchange will be effective, and Northrop Grumman shall have the right to acquire tendered TRW shares, only at such time as Section 1704 of the Ohio Revised Code shall not prohibit or delay the TRW merger. No tender of TRW shares shall be effective, and Northrop Grumman shall have no right to acquire tendered TRW shares, prior to such time. This provision is referred to herein as the “1704 Limitation.”

Northrop Grumman’s obligation to exchange Northrop Grumman common stock for TRW capital stock is subject to the 1704 Limitation and each of the conditions listed under “The Offer to Exchange is subject to the 1704 Limitation and Various Conditions” beginning on page 5.

Northrop Grumman’s common stock trades on the New York Stock Exchange and the Pacific Exchange under the symbol “NOC,” and TRW’s common stock trades on the New York Stock Exchange, the Pacific Exchange, the Chicago Stock Exchange and the Philadelphia Stock Exchange under the symbol “TRW.”

See “Risk Factors” beginning on page 10 of the offer to exchange, as amended through April 4, 2002 for a discussion of various factors that shareholders should consider about the offer to exchange.

Northrop Grumman is not asking TRW shareholders for a proxy in this document and TRW shareholders are requested not to send a proxy. Any solicitation of proxies only will be made pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the offer to exchange. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Offer to Exchange is

Salomon Smith Barney

The date of this supplement to the offer to exchange is April 15, 2002.

This supplement to Northrop Grumman’s offer to exchange incorporates important business and financial information about Northrop Grumman and TRW from documents filed with the SEC that have not been included in, or delivered with, this supplement to Northrop Grumman’s offer to exchange. This information is available on the SEC’s website at http://www.sec.gov and from other sources. See “Additional Information” beginning on page 63 of the offer to exchange, as amended through April 4, 2002.

TRW shareholders may also request copies of these documents from Northrop Grumman, without charge, upon written or oral request to Northrop Grumman’s information agent, D. F. King & Co., Inc., 77 Water Street, New York, New York 10005, toll-free at (800) 755-7250 or by calling collect at (212) 269-5550. TRW shareholders may call the toll free number above to learn the exchange ratio starting on the second trading day prior to the expiration of the offer to exchange. In addition, TRW shareholders may call the toll free number above at any time during the offer to exchange to determine the exchange ratio that would be in effect assuming the offer to exchange had expired on the date of the call.

In order to receive timely delivery of the documents, TRW shareholders must make requests no later than April 26, 2002 (five business days before the scheduled expiration date of the offer to exchange).

SUPPLEMENT TO THE OFFER TO EXCHANGE

This supplement to Northrop Grumman Corporation’s offer to exchange does not contain all of the information that is important to TRW shareholders. To fully understand Northrop Grumman’s offer to exchange, TRW shareholders should carefully read Northrop Grumman’s entire offer to exchange, as amended through April 4, 2002 and all other documents to which the offer to exchange refers. References to “Northrop Systems” refer to Northrop Grumman Systems Corporation, formerly Northrop Grumman Corporation; references to “Northrop Grumman” refer to Northrop Grumman Corporation, formerly NNG, Inc.; references to Litton refer to Litton Industries, Inc.; references to Newport News refer to Newport News Shipbuilding Inc., formerly Purchaser Corp. I; and references to TRW refer to TRW Inc.

The Offer to Exchange

Under the terms of the offer to exchange, Northrop Grumman will exchange shares of newly issued Northrop Grumman common stock (together with associated rights to purchase Series A junior participating preferred stock) for each of the issued and outstanding (a) shares of TRW common stock, (b) Series 1 Shares and (c) Series 3 Shares. Each share of TRW common stock may be exchanged for a number of shares of Northrop Grumman common stock equal to the exchange ratio. Each Series 1 Share may be exchanged for a number of shares of Northrop Grumman common stock equal to the then-effective conversion rate for the Series 1 Shares multiplied by the exchange ratio, and each Series 3 Share may be exchanged for a number of shares of Northrop Grumman common stock equal to the then-effective conversion rate for the Series 3 Shares multiplied by the exchange ratio. See “The Offer to Exchange” beginning on page 27 of the offer to exchange, as amended through April 4, 2002, for a discussion of the conversion rates.

Northrop Grumman will determine the exact exchange ratio by dividing $53.00 by the average of the closing sale prices for a share of Northrop Grumman common stock on the New York Stock Exchange as reported in The Wall Street Journal over the five consecutive trading days ending immediately prior to the second trading day before the expiration of the offer to exchange but in no event will the exchange ratio be more than 0.4690 or less than 0.4309.

By way of illustration, the following table provides examples of the exchange ratio calculated at various closing sale prices of Northrop Grumman common stock.

Northrop Grumman Average Closing Price	Exchange Ratio	Implied Value
$ 111.00	0.4690	$ 52.06
113.00	0.4690	53.00
115.00	0.4609	53.00
117.00	0.4530	53.00
119.00	0.4454	53.00
121.00	0.4380	53.00
123.00	0.4309	53.00
125.00	0.4309	53.86

        The offer to exchange shares of common stock of Northrop Grumman valued at $53.00 for shares of the outstanding capital stock of TRW common stock represented a premium of 33.17% over the closing price of TRW common stock on the New York Stock Exchange on February 21, 2002, the last trading day before the public announcement of Northrop Grumman’s proposal for a business combination of Northrop Grumman and TRW, a premium of 37.78% over the average trading price for the twelve months prior to February 21, 2002 and 17.67% over the highest closing price of TRW common stock for the twelve months prior to February 21, 2002. Since Northrop Grumman’s announcement, the $53.00 offer price represents a premium in relation to the trading price of the TRW common stock, and on April 12, 2002, the last trading day before the date of this supplement to the offer to exchange, the $53.00 offer price represented a premium of 1.98% over the closing price of TRW common stock on the New York Stock Exchange.

Northrop Grumman will issue a press release before 9:00 A.M., New York City time, on the second trading day before the offer to exchange expires, announcing (i) the exchange ratio assuming expiration of the offer to exchange as scheduled, (ii) the average closing price of the Northrop Grumman common stock over the previous five consecutive trading days and (iii) the then-effective conversion rates of the Series 1 Shares and Series 3 Shares. If for any reason the expiration date is subsequently extended, a revised exchange ratio will be announced prior to the new expiration date.

TRW shareholders will not receive any fractional Northrop Grumman common stock. Instead, shareholders will receive cash in an amount equal to the value of the fractional Northrop Grumman common stock that shareholders would otherwise have been entitled to receive.

Northrop Grumman intends, promptly after completion of the offer to exchange, to seek to merge TRW with Northrop Grumman or a wholly owned subsidiary of Northrop Grumman. In the TRW merger, each share of TRW capital stock that has not been exchanged in the offer to exchange (except for treasury shares of TRW and shares beneficially owned directly or indirectly by Northrop Grumman for its own account) would be converted into the right to receive shares of Northrop Grumman common stock at the same exchange ratio as used in the offer to exchange, subject to dissenters’ rights under Ohio law. See “The Offer to Exchange” beginning on page 27 of the offer to exchange, as amended through April 4, 2002. Upon completion of the offer to exchange and the TRW merger, the former TRW shareholders will own a maximum of 36.6% of the shares of Northrop Grumman common stock.

Information About Northrop Grumman and TRW

Northrop Grumman

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067
(310) 553-6262

Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, information technology, systems integration and nuclear and non-nuclear shipbuilding and systems. As a prime contractor, principal subcontractor, partner, or preferred supplier, Northrop Grumman participates in many high-priority defense and commercial technology programs in the United States and abroad. While Northrop Grumman is subject to the usual vagaries of the marketplace, it is also affected by the unique characteristics of the defense industry and by certain elements peculiar to its own business mix. It is common in this industry for work on major programs to be shared among a number of companies. A company competing to be a prime contractor may, upon ultimate award of the contract, turn out to be a subcontractor. It is not uncommon to compete with customers, and simultaneously on other contracts, to be either a supplier to, or a customer of, such competitor. The nature of major defense programs, conducted under binding contracts, allows companies that perform well to benefit from a level of program continuity unknown in many industries. While Northrop Grumman conducts most of its business with the U.S. Government, principally the Department of Defense (DOD), domestic and international commercial sales still represent a significant portion of its business.

Based on the closing price of Northrop Grumman common stock on the New York Stock Exchange on April 12, 2002, Northrop Grumman’s market capitalization was approximately $13.29 billion.

TRW

TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
(216) 291-7000

TRW is a U.S.-based international company that provides advanced technology products and services. The principal businesses of TRW and its subsidiaries are the design, manufacture and sale of products and the performance of systems engineering, research and technical services for industry and the U.S. Government in the automotive, information systems, defense and aerospace markets. In the fourth quarter of 2001, as a result of the reorganization and consolidation of TRW’s automotive businesses, TRW combined its Chassis Systems, Occupant Safety Systems and Automotive Electronics segments into one Automotive segment. TRW currently operates its business in the following four operating segments:

•	Automotive;

•	Systems;

•	Space & Electronics; and

•	Aeronautical Systems.

Based on the closing price of TRW common stock on the New York Stock Exchange on April 12, 2002, TRW’s market capitalization was approximately $6.59 billion.

The Offer to Exchange Is Subject to the 1704 Limitation and Various Conditions

Tenders of TRW shares pursuant to the offer to exchange will be effective, and Northrop Grumman shall have the right to acquire tendered TRW shares, only at such time as the 1704 Limitation shall not prohibit or delay the TRW merger. No tender of TRW shares shall be effective, and Northrop Grumman shall have no right to acquire tendered TRW shares, prior to that time. See “The 1704 Limitation” beginning on page 38 of the offer to exchange, as amended through April 4, 2002.

Northrop Grumman’s obligation to exchange shares of Northrop Grumman’s common stock for TRW shares pursuant to the offer to exchange is subject to a number of conditions, including, but not limited to, the following:

•	the completion of a due diligence investigation of non-public information concerning TRW by Northrop Grumman with results reasonably satisfactory to Northrop Grumman;

•
the tender of enough shares of TRW capital stock so that, after the completion of the offer to exchange, Northrop Grumman owns a majority of the then-outstanding TRW common stock on a fully diluted basis;

•
the expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Council Regulation (EEC) No. 4064/89 of the Council of the European Union and any other applicable similar foreign laws or regulations;

•	the requisite approval of TRW’s shareholders under the Ohio control share acquisition law or Northrop Grumman being satisfied, in its reasonable judgment, that such law is inapplicable or invalid;

•
the expiration or termination of the waiting period during which the Ohio Division of Securities may suspend the offer to exchange under the Ohio Revised Code, which waiting period expired on March 12, 2002; and

•	the approval of the issuance of shares of Northrop Grumman common stock pursuant to the offer to exchange and the TRW merger by the stockholders of Northrop Grumman.

These conditions and the other conditions to the offer to exchange are discussed under “The Offer to Exchange—Conditions to the Offer to Exchange” beginning on page 39 of the offer to exchange, as amended through April 4, 2002.

The Receipt of Northrop Grumman Common Stock in Exchange for TRW Shares Pursuant to the Offer to Exchange and/or the TRW Merger is not Expected to be a Taxable Transaction to TRW Shareholders

In the opinion of Gibson, Dunn & Crutcher LLP, counsel to Northrop Grumman, the exchange of TRW shares for Northrop Grumman shares pursuant to the offer to exchange and the TRW merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to herein as the “Code,” provided that certain factual assumptions are satisfied. If the transactions so qualify, holders of TRW shares generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their TRW shares for Northrop Grumman common stock in the offer to exchange and the TRW merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Northrop Grumman common stock. The qualification of the offer to exchange and the TRW merger as a reorganization is based on various factual assumptions, but there can be no assurance at the present time that such factual assumptions will in fact be satisfied. For more information, see “The Offer to Exchange—Material U.S. Federal Income Tax Consequences of the Offer to Exchange and the TRW Merger” beginning on page 34 of the offer to exchange, as amended through April 4, 2002.

The Offer to Exchange Is Currently Scheduled to Expire on May 3, 2002

The offer to exchange is scheduled to expire at 12:00 midnight, New York City time, on May 3, 2002. The term “expiration date” means 12:00 midnight, New York City time, on May 3, 2002, unless Northrop Grumman extends the period of time for which the offer to exchange is open, in which case the term “expiration date” means the latest time and date on which the offer to exchange, as so extended, expires.

The Offer to Exchange May Be Extended, Terminated or Amended

Northrop Grumman expressly reserves the right, in Northrop Grumman’s sole discretion, at any time or from time to time, to extend the period of time during which the offer to exchange remains open, and Northrop Grumman can do so by giving oral or written notice of the extension to the exchange agent. Northrop Grumman is not providing any assurance that it will exercise this right to extend the offer to exchange, although Northrop Grumman currently intends to do so until all conditions have been satisfied or, to the extent permissible, waived. During any extension except in the case of a subsequent offering period, all TRW shares previously tendered and not properly withdrawn will remain subject to the offer to exchange, subject to the right of each shareholder of TRW to withdraw his or her TRW shares.

Subject to the SEC’s applicable rules and regulations, Northrop Grumman also reserves the right, in its sole discretion, at any time or from time to time:

•
to delay its acceptance for exchange or the exchange of any TRW shares, or to terminate the offer to exchange, upon the failure of any of the conditions of the offer to exchange to be satisfied prior to the expiration date, or upon the failure of the condition relating to antitrust approvals to be satisfied at any time after the expiration date; and

•
to waive any condition (other than the conditions relating to antitrust approvals, the absence of an injunction and the effectiveness of the registration statement for the Northrop Grumman common stock to be issued in the offer to exchange) or otherwise to delay, terminate or amend the offer to exchange in any respect, by giving oral or written notice of such delay, termination or amendment to the exchange agent and by making a public announcement. However, Northrop Grumman may not waive the 1704 Limitation.

Northrop Grumman will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any related announcement will be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act of 1934, as amended (the “Exchange Act”), which require that any material change in the information published, sent or given to TRW’s shareholders in connection with the offer to exchange be promptly sent to those shareholders in a manner reasonably designed to inform them of that change) and without limiting the manner in which Northrop Grumman may choose to make any public announcement, Northrop Grumman assumes no obligation to publish, advertise or otherwise communicate any public announcement of this type other than by making a release to the Dow Jones News Service.

The Exchange Shall Occur Promptly After the Expiration Date

Upon the terms and subject to the conditions of the offer to exchange (including, if the offer to exchange is extended or amended, the terms and conditions of any extension or amendment), Northrop Grumman will accept for exchange, and will exchange, TRW shares validly tendered and not properly withdrawn promptly after the expiration date and promptly after they are tendered during any subsequent offering period that may apply.

Tendered Shares May Be Withdrawn at Any Time Prior to the Exchange of Those Shares

TRW shares tendered pursuant to the offer to exchange may be withdrawn at any time prior to the expiration date, and, unless Northrop Grumman previously accepted them pursuant to the offer to exchange, may also be withdrawn at any time after May 3, 2002.

Northrop Grumman May Provide a Subsequent Offering Period

Northrop Grumman may elect to provide a subsequent offering period of not more than twenty business days after the acceptance of TRW shares pursuant to the offer to exchange if the requirements of Rule 14d-11 under the Exchange Act have been met. TRW’s shareholders will not have the right to withdraw TRW shares that they tender in the subsequent offering period, if any.

Procedure for Tendering Shares

For TRW shareholders to validly tender TRW shares pursuant to the offer to exchange, subject to the 1704 Limitation:

•
a properly completed and duly executed letter of transmittal, along with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must be received by the exchange agent at one of its addresses set forth on the back cover of this supplement to the offer to exchange, and certificates for tendered TRW shares must be received by the exchange agent at one of those addresses, or those TRW shares must be tendered pursuant to the procedures for book-entry tender set forth herein (and a confirmation of receipt of that tender received), in each case before the expiration date; or

•
shareholders must comply with the guaranteed delivery procedures set forth in “The Offer to Exchange—Guaranteed Delivery” beginning on page 32 of the offer to exchange, as amended through April 4, 2002.

Reasons for the Offer to Exchange

Northrop Grumman is proposing the offer to exchange and the TRW merger because it believes that the offer to exchange and the TRW merger will significantly benefit Northrop Grumman’s stockholders, including TRW shareholders who would become Northrop Grumman stockholders by means of the offer to exchange and the TRW merger, and Northrop Grumman’s customers. Northrop Grumman believes that the offer to exchange and the TRW merger will provide access to new product areas, increase diversification into new markets, increase market presence and opportunities, provide a complimentary product mix and increase operating efficiencies for the benefit of all Northrop Grumman stockholders, including the former TRW shareholders.

Plans for TRW

Northrop Grumman is making the offer to exchange in order to acquire control of, and ultimately the entire equity interest in, TRW. The offer to exchange is the first step in its acquisition of TRW and is intended to facilitate the acquisition of all TRW shares. Northrop Grumman intends, as soon as possible after completion of the offer to exchange, to seek to have TRW merge with Northrop Grumman or a wholly-owned subsidiary of Northrop Grumman. The purpose of the TRW merger would be to acquire all TRW shares not exchanged in the offer to exchange. In the TRW merger, each outstanding share of TRW capital stock (except for treasury shares of TRW and shares beneficially owned directly or indirectly by Northrop Grumman for its own account) would be converted into the right to receive shares of Northrop Grumman common stock at the same exchange ratio used in the offer to exchange, subject to dissenters’ rights under Ohio law.

Once Northrop Grumman has completed the TRW merger, Northrop Grumman expects that TRW would continue its current operations, except that it would cease to be publicly owned and would instead be wholly owned by Northrop Grumman. Northrop Grumman expects to promptly dispose of TRW’s automotive business either by selling that business to a third party or parties or by spinning it off to the Northrop Grumman stockholders (including the former TRW shareholders), or a combination thereof.

Dividend Policy of Northrop Grumman

The holders of Northrop Grumman common stock receive dividends if and when declared by Northrop Grumman’s board of directors out of legally available funds. For the past 14 fiscal quarters, with the last quarter ended March 31, 2002, Northrop Grumman has paid a cash dividend of $0.40 per common share.

Following completion of the offer to exchange and the TRW merger, Northrop Grumman expects to continue paying quarterly cash dividends on a basis consistent with Northrop Grumman’s past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements, covenants in its debt instruments and Northrop Grumman’s board of directors’ consideration of other relevant factors. Northrop Grumman can give TRW shareholders no assurance that Northrop Grumman will continue to pay dividends on its common stock in the future.

No Dissenters’ Rights in Connection with the Offer to Exchange Although Dissenters’ Rights Will Exist in Connection with the TRW Merger

No dissenters’ rights are available in connection with the offer to exchange. If the TRW merger is consummated, however, TRW shareholders will have certain rights under the Ohio Revised Code to dissent and demand dissenters’ rights and to receive payment of the fair cash value of their shares. TRW shareholders who perfect such rights by complying with the procedures set forth in Sections 1701.84 and 1701.85 of the Ohio Revised Code will have the fair cash value of their TRW shares determined by an Ohio trial court and will be entitled to receive a payment equal to such fair cash value from the surviving corporation. In addition, such dissenting TRW shareholders would be entitled to receive payment of a fair rate of interest at a rate determined by the trial court on the amount determined to be the fair cash value of their TRW shares. In determining the fair cash value of the shares, the court is required to take into account all relevant factors, excluding any appreciation or depreciation in market value resulting from the transactions. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the TRW shares, including, among other things, asset values and earnings capacity. A copy of Sections 1701.84 and 1701.85 of the Ohio Revised Code is provided in Annex B to the offer to exchange, as amended through April 4, 2002.

Material Differences in Rights of Stockholders/Shareholders

The governing documents of Northrop Grumman and TRW vary, and to that extent, TRW shareholders will have different rights once they become Northrop Grumman stockholders. Similarly, the laws of Ohio, TRW’s state of incorporation, differ from those of Delaware, Northrop Grumman’s state of incorporation. The differences are described in more detail under “Comparison of Rights of Holders of Northrop Grumman Common Stock and TRW Capital Stock” beginning on page 57 of the offer to exchange, as amended through April 4, 2002.

Northrop Grumman Will Account for the Merger Using the Purchase Method

Northrop Grumman will account for the TRW merger as a purchase for financial reporting purposes.

Forward-Looking Statements May Prove Inaccurate

Certain statements and assumptions in this supplement to the offer to exchange and in the documents incorporated by reference in the offer to exchange, as amended through April 4, 2002, contain or are based on “forward-looking” information and involve risks and uncertainties. Such forward-looking information includes statements as to the impact of the proposed acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Northrop Grumman’s control. These include governmental regulatory processes, Northrop Grumman’s ability to successfully integrate the operations of TRW, achieving a successful disposition or other resolution with respect to the TRW automotive business, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. Northrop Grumman’s operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies. Actual outcomes are dependent upon many factors, including, without limitation, Northrop Grumman’s successful performance of internal plans; government customers’ budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in Northrop Grumman’s filings from time to time with the SEC, including, without limitation, Northrop Grumman’s reports on Form 10-K and Form 10-Q.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited historical ratios of earnings to fixed charges of Northrop Systems (formerly Northrop Grumman Corporation) for each of the years in the four-year period ended December 31, 2000 and for Northrop Grumman for the period ended December 31, 2001 and the unaudited pro forma ratio of earnings to fixed charges of Northrop Grumman, Litton, Newport News and TRW for the year ended December 31, 2001.

The unaudited pro forma ratio of earnings to fixed charges is based upon the historical financial statements of Northrop Grumman, Litton, Newport News and TRW adjusted to give effect to the Litton, Newport News and TRW acquisitions. The pro forma amounts have been developed from (a) the audited consolidated financial statements of Northrop Grumman contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference in the offer to exchange, as filed on April 4, 2002, (b) the unaudited consolidated financial statements contained in Litton’s Quarterly Report on Form 10-Q for the period ended January 31, 2001, (c) the unaudited consolidated financial statements of Newport News contained in its Quarterly Report on Form 10-Q for the period ended September 16, 2001 and (d) the audited consolidated financial statements of TRW contained in its Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in the offer to exchange, as amended through April 4, 2002. TRW information includes all segments and subsidiaries as it is not possible to segregate amounts pertaining to Automotive, Space and other Defense units. In the event that a transaction were completed, Northrop Grumman has indicated that it would sell or spin off the automotive operations of TRW. There currently is no agreement for the sale of the automotive business and there can be no assurance that a sale will be consummated or with respect to the terms of such sale. Such a transaction would materially change the pro-forma information provided herein.

Northrop Grumman/ Litton/Newport News/ TRW Pro Forma	Northrop Systems/Northrop Grumman Historical Data
Fiscal Year ended December 31, 2001	Fiscal Year Ended December 31,
	2001	2000	1999	1998	1997
1.75	2.35	5.26	3.78	2.11	2.68

For purposes of computing the ratios of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes and fixed charges, and fixed charges consist of interest expense, the portion of rental expense calculated to be representative of the interest factor, amortization of discounts and capitalized expenses related to indebtedness, and preferred stock dividends. The ratios should be read in conjunction with the financial statements and other financial data included or incorporated by reference in the offer to exchange, as amended through April 4, 2002. See “Additional Information” beginning on page 63 of the offer to exchange, as amended through April 4, 2002.

NORTHROP GRUMMAN

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data for Northrop Systems (formerly Northrop Grumman Corporation) for each of the years in the four-year period ended December 31, 2000 and for Northrop Grumman for the period ended December 31, 2001, and selected unaudited pro forma condensed combined financial data of Northrop Grumman, Litton, Newport News and TRW for the year ended December 31, 2001. Historical consolidated financial data for the years ended December 31, 2000, 1999, 1998 and 1997 have been derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto filed by Northrop Systems with the SEC. Historical consolidated financial data for the year ended December 31, 2001 have been derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto filed by Northrop Grumman with the SEC. The selected historical financial data for each of the years in the four-year period ending December 31, 2000 do not give affect to the Litton or Newport News acquisitions. The historical operating data for the period ended December 31, 2001 includes nine months of Litton’s operating results subsequent to the acquisition on April 3, 2001 and one month of Newport News’ operating results subsequent to the acquisition on November 29, 2001.

TRW shareholders should read this summary together with the financial statements referred to below and incorporated by reference in the offer to exchange, as amended through April 4, 2002, and the accompanying notes and management’s discussion and analysis of operations and financial conditions of Northrop Systems, Northrop Grumman, Litton, Newport News and TRW contained in such reports.

The Unaudited Pro Forma Condensed Combined Financial Data is based upon the historical financial statements of Northrop Grumman, Litton, Newport News and TRW adjusted to give effect to the Litton, Newport News and TRW acquisitions. The pro forma amounts have been developed from (a) the audited consolidated financial statements of Northrop Grumman contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference in the offer to exchange, as amended through April 4, 2002, (b) the unaudited consolidated financial statements contained in Litton's Quarterly Report on Form 10-Q for the period ended January 31, 2001, (c) the unaudited consolidated financial statements of Newport News contained in its Quarterly Report on Form 10-Q for the period ended September 16, 2001, and (d) the audited consolidated financial statements of TRW contained in its Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in the offer to exchange, as amended through April 4, 2002. TRW information includes all segments and subsidiaries as it is not possible to segregate amounts pertaining to Automotive, Space and other Defense units. In the event that a transaction were completed, Northrop Grumman has indicated that it would sell or spin off the automotive operations of TRW. There currently is no agreement for the sale of the automotive business and there can be no assurance that a sale will be consummated or with respect to the terms of such sale. Such a transaction would materially change the pro forma information provided herein.

The final determination and allocation of the purchase price paid for the Litton, Newport News and TRW acquisitions may differ from the amounts assumed in this Unaudited Pro Forma Condensed Combined Financial Data.

The acquisition of Litton, which is valued at approximately $5.2 billion, including the assumption of Litton’s net debt of $1.3 billion, is accounted for using the purchase method of accounting. Under the purchase method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess recorded as goodwill. The Unaudited Pro Forma Condensed Combined Financial Data reflects preliminary estimates of the fair market value of the Litton assets acquired and liabilities assumed and the related allocations of purchase price, and preliminary estimates of adjustments necessary to conform Litton data to Northrop Grumman’s accounting policies. Northrop Grumman is currently reviewing the preliminary estimates of the fair market value of the Litton assets acquired and liabilities assumed, including valuations associated with certain contracts and restructuring activities and preliminary valuation study results for workers’ compensation accruals and retiree benefits assets and liabilities. The final determination of the fair market value of assets acquired and liabilities assumed and final allocation of the purchase price may differ from the amounts assumed in the Unaudited Pro Forma Condensed Combined Financial Data. Adjustments to the purchase price allocations will be reflected in Northrop Grumman’s Quarterly Report on Form 10-Q for the period ended March 31, 2002 and in subsequent filings. There can be no assurance that such adjustments will not be material.

The acquisition of Newport News, which is valued at approximately $2.6 billion, including the assumption of Newport News’ net debt of $400 million, is accounted for using the purchase method of accounting. Northrop Grumman is in the early stages of the fair market value and accounting conformance evaluation process with respect to the Newport News acquisition. The Unaudited Pro Forma Condensed Combined Financial Data reflects preliminary estimates of the fair market value of the assets acquired and liabilities assumed and the related allocations of purchase price and preliminary estimates of adjustments to conform Newport News to Northrop Grumman’s accounting policies. Adjustments to the purchase price allocation are expected to be finalized by June 30, 2002, and will be reflected in future filings. There can be no assurance that such adjustments will not be material.

As of the date of this supplement to the offer to exchange, Northrop Grumman has not performed the valuation studies necessary to estimate the fair market value of TRW assets to be acquired and liabilities to be assumed and the related allocations of purchase price, nor has it identified the adjustments necessary, if any, to conform TRW data to Northrop Grumman’s accounting policies. Accordingly, Northrop Grumman has used the historical book values of the assets and liabilities of TRW and has used the historical revenue recognition policies of TRW to prepare the Unaudited Pro Forma Condensed Combined Financial Data, with the excess of the purchase price over the historical net assets of TRW recorded as goodwill and other purchased intangibles. Once Northrop Grumman has completed the valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming changes, such pro forma financial data will be subject to adjustment. There can be no assurance that such adjustments will not be material.

The Unaudited Pro Forma Condensed Combined Financial Data is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Northrop Grumman would have been had Northrop Grumman’s offer to exchange and the Litton, Newport News, and TRW acquisitions occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.

The Unaudited Pro Forma Condensed Combined Financial Data does not include the realization of cost savings from operating efficiencies, synergies or other restructurings resulting from the Litton, Newport News and TRW acquisitions.

The Unaudited Pro Forma Condensed Combined Financial Data should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of Northrop Grumman and TRW that are incorporated by reference in the offer to exchange, as amended through April 4, 2002, and the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 18 of this supplement to the offer to exchange.

	Northrop Grumman/ Litton/ Newport News/ TRW Pro Forma	Northrop Systems/Northrop Grumman Historical Data Year ended December 31,
	Year Ended December 31, 2001	2001	2000	1999	1998	1997
	(in millions, except per share data)
Operating Data
Net sales	$33,234	$13,558	$7,618	$7,616	$7,367	$7,798
Income from continuing operations, net of tax	473	427	625	474	193	318
Basic earnings per share, from continuing operations	2.79	4.84	8.86	6.84	2.82	4.76
Diluted earnings per share, from continuing operations	2.77	4.80	8.82	6.80	2.78	4.67
Cash dividends per common share	1.60	1.60	1.60	1.60	1.60	1.60

Balance Sheet Data (at end of period)
Total assets	$40,693	$20,886	$9,622	$9,285	$9,536	$9,677
Total long term obligations	16,010	8,013	3,015	3,564	4,319	4,339
Redeemable preferred stock	350	350	0	0	0	0

SELECTED HISTORICAL FINANCIAL DATA OF TRW

The following is a summary of selected consolidated financial data of TRW for each of the years in the five-year period ended December 31, 2001. This information is derived from the audited consolidated financial statements of TRW contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001. Shareholders should read this summary together with the financial statements which are incorporated by reference in the offer to exchange, as amended through April 4, 2002, and their accompanying notes and management’s discussion and analysis of operations and financial conditions of TRW contained in such reports.

	Year Ended December 31,
	2001	2000	1999	1998	1997
	(in millions, except per share)
Operating Data
Net sales	$16,383	$17,231	$16,969	$11,886	$10,831
Income (loss) from continuing operations, net of tax	68	438	469	477	(49)
Basic earnings (loss) per share from continuing operations	0.54	3.55	3.87	3.93	(0.40)
Diluted earnings (loss) per share from continuing operations	0.54	3.51	3.80	3.83	(0.40)
Cash dividends per common share	1.05	1.36	1.32	1.28	1.24

Balance Sheet Data
Total assets	$14,444	$16,467	$18,266	$7,340	$6,410
Total long term obligations	7,500	7,956	8,825	2,442	2,067

COMPARATIVE PER SHARE INFORMATION

The following table summarizes unaudited per share information for Northrop Grumman and TRW on a historical basis, pro forma combined basis for Northrop Grumman and equivalent pro forma combined basis for TRW. The following information should be read in conjunction with the audited consolidated financial statements of Northrop Grumman and TRW, and the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 18 of this supplement to the offer to exchange. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if Northrop Grumman’s offer to exchange and the Litton, Newport News and TRW acquisitions had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies. The historical book value per share is computed by dividing total stockholders’ equity by the number of common shares outstanding at the end of the period. The pro forma per share earnings from continuing operations are computed by dividing the pro forma income from continuing operations available to holders of common stock by the pro forma weighted average number of shares outstanding. The pro forma combined book value per share is computed by dividing total pro forma stockholders’ equity by the pro forma number of common shares outstanding at the end of the period. TRW equivalent pro forma combined per share amounts are calculated by multiplying Northrop Grumman pro forma combined per share amounts by 0.4521, the percentage of a share of Northrop Grumman common stock that would be exchanged for each share of TRW common stock in the offer to exchange, based upon a Northrop Grumman common stock price of $117.23 per share, which represents the five-day average of the closing sales prices for a share of Northrop Grumman common stock on the New York Stock Exchange from April 8, 2002 through April 12, 2002. The historical per share information of TRW was derived from its historical annual financial statements.

Year Ended December 31, 2001
Northrop Grumman—Historical
Historical per common share:
Income per basic share	$4.84
Income per diluted share	4.80
Dividends declared—Common	1.60
Dividends declared—Preferred	5.19
Book value per share	68.08
TRW—Historical
Historical per common share:
Income per basic share	$0.54
Income per diluted share	0.54
Dividends declared—Common	1.05
Dividends declared—Preferred	—
Book value per share	17.28
Unaudited Pro Forma Combined
Unaudited pro forma per share of Northrop Grumman common shares:
Income per basic share	$2.79
Income per diluted share	2.77
Dividends declared—Common	1.60
Dividends declared—Preferred	7.00
Book value per share	85.30
Unaudited Pro Forma TRW Equivalents
Unaudited pro forma per share of TRW common shares:
Income per basic share	$1.26
Income per diluted share	1.25
Dividends declared—Common	0.72
Dividends declared—Preferred	3.16
Book value per share	38.56

COMPARATIVE MARKET DATA

Northrop Grumman’s common stock trades on the New York Stock Exchange and on the Pacific Exchange under the symbol NOC and TRW’s common stock trades on the New York Stock Exchange, the Pacific Exchange, the Chicago Stock Exchange and the Philadelphia Stock Exchange under the symbol TRW. The following table presents trading information for Northrop Grumman and TRW common stock on February 21, 2002, March 1, 2002 and April 12, 2002. February 21, 2002 was the last trading day before the public announcement of Northrop Grumman’s proposal for a business combination of Northrop Grumman and TRW, and March 1, 2002 was the last trading day before the date of the commencement of the offer to exchange, and April 12, 2002 was the last trading day before the date of this supplement to the offer to exchange. Shareholders should read the information presented below in conjunction with “Comparative Per Share Market Price and Dividend Information” on page 17 of this supplement to the offer to exchange.

	Northrop Grumman Common Stock			TRW Common Stock
	High	Low	Closing	High	Low	Closing
February 21, 2002	$118.89	$114.81	$117.80	$40.05	$38.91	$39.80
March 1, 2002	108.00	106.80	107.75	50.61	50.00	50.05
April 12, 2002	119.75	118.03	118.31	52.00	51.28	51.97

For illustrative purposes, the following table provides TRW equivalent per share information on each of the relevant dates assuming the highest ($53.00/$113.00) and the lowest ($53.00/$123.00) possible exchange ratios.
TRW equivalent per share amounts are calculated by multiplying Northrop Grumman per share amounts by the exchange ratio.

	NOC Common Stock			TRW Equivalent per share at Highest Exchange Ratio			TRW Equivalent per share at Lowest Exchange Ratio
Date	High	Low	Close	High	Low	Close	High	Low	Close
February 21, 2002	$118.89	$114.81	$117.80	$55.76	$53.85	$55.25	$51.23	$49.47	$50.76
March 1, 2002	108.00	106.80	107.75	50.65	50.09	50.54	46.54	46.02	46.43
April 12, 2002	119.75	118.03	118.31	56.17	55.36	55.49	51.60	50.86	50.98

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Northrop Grumman common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol “NOC.” TRW common stock is listed on the New York Stock Exchange, the Pacific Exchange, the Chicago Stock Exchange and the Philadelphia Stock Exchange under the symbol “TRW.” The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share reported on the New York Stock Exchange and the dividends declared on Northrop Grumman common stock and on TRW common stock.

	Northrop Grumman Common Stock			TRW Common Stock
	High	Low	Dividends	High	Low	Dividends
1999
March 31, 1999	$73.25	$57.00	$0.40	$58.63	$44.75	$0.33
June 30, 1999	73.31	57.75	0.40	54.94	41.94	0.33
September 30, 1999	75.69	59.94	0.40	57.19	48.06	0.33
December 31, 1999	62.31	49.00	0.40	53.94	41.50	0.33
2000
March 31, 2000	55.19	43.56	0.40	64.13	39.81	0.33
June 30, 2000	80.25	52.44	0.40	59.94	43.19	0.33
September 30, 2000	91.81	65.63	0.40	52.13	40.31	0.33
December 31, 2000	92.50	74.13	0.40	42.00	29.88	0.35
2001
March 31, 2001	97.54	79.81	0.40	40.34	33.86	0.35
June 30, 2001	95.37	77.60	0.40	44.95	33.48	0.35
September 30, 2001	102.97	77.00	0.40	44.35	28.01	0.35
December 31, 2001	108.97	89.02	0.40	40.51	30.01	0.18
2002
March 31, 2002	117.80	96.00	0.40	51.61	34.82	0.18
April 12, 2002	118.88	113.49	—	51.97	51.14	—

On March 1, 2002, the last full trading day prior to the date of the commencement of the offer to exchange, the last sale price per share of Northrop Grumman common stock on the New York Stock Exchange was $107.75 and the last sale price per share of TRW common stock was $50.05. On April 12, 2002, the last full trading day prior to the date of this supplement to the offer to exchange, the closing price per share of Northrop Grumman common stock on the New York Stock Exchange was $118.31 and the closing price per share of TRW common stock was $51.97.

Northrop Grumman urges TRW’s shareholders to obtain current market quotations for Northrop Grumman and TRW common stock before making any decision regarding the offer to exchange.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Financial Statements presented below are derived from the historical consolidated financial statements of each of Northrop Grumman, Litton, Newport News and TRW. The Unaudited Pro Forma Condensed Combined Financial Statements are prepared using the purchase method of accounting, with Northrop Grumman treated as the acquirer and as if the Litton, Newport News and TRW acquisitions had been completed on January 1, 2001 for statement of operations purposes and on December 31, 2001 for balance sheet purposes.

For a summary of the business combination, see “The Offer to Exchange” beginning on page 27 of the offer to exchange, as amended through April 4, 2002.

The Unaudited Pro Forma Condensed Combined Financial Statements are based upon the historical financial statements of Northrop Grumman, Litton, Newport News and TRW adjusted to give effect to the Litton, Newport News and TRW acquisitions. The pro forma amounts have been developed from (a) the audited consolidated financial statements of Northrop Grumman contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference in the offer to exchange, as filed on April 4, 2002, (b) the unaudited consolidated financial statements contained in Litton’s Quarterly Report on Form 10-Q for the period ended January 31, 2001, (c) the unaudited consolidated financial statements of Newport News contained in its Quarterly Report on Form 10-Q for the period ended September 16, 2001, and (d) the audited consolidated financial statements of TRW contained in its Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in the offer to exchange, as amended through April 4, 2002.

The acquisition of Litton, on April 2, 2001, which is valued at approximately $5.2 billion, including the assumption of Litton’s net debt of $1.3 billion, is accounted for using the purchase method of accounting. Under the purchase method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess recorded as goodwill. The Unaudited Pro Forma Condensed Combined Financial Statements reflect preliminary estimates of the fair market value of the Litton assets acquired and liabilities assumed and the related allocations of purchase price, and preliminary estimates of adjustments necessary to conform Litton data to Northrop Grumman’s accounting policies. Purchased intangible assets identified and recorded are contract-based intangible assets. Northrop Grumman is currently reviewing the preliminary estimates of the fair market value of the Litton assets acquired and liabilities assumed, including valuations associated with certain contracts and restructuring activities and preliminary valuation study results for workers’ compensation accruals and retiree benefits assets and liabilities. The final determination of the fair market value of assets acquired and liabilities assumed and final allocation of the purchase price may differ from the amounts assumed in these Unaudited Pro Forma Condensed Combined Financial Statements. Adjustments to the purchase price allocations will be finalized by March 31, 2002, and will be reflected in Northrop Grumman’s Quarterly Report on Form 10-Q for the period ended March 31, 2002 and in subsequent filings. There can be no assurance that such adjustments will not be material.

In November 2001, Northrop Grumman purchased pursuant to an exchange offer approximately 80.7 percent of the outstanding shares of Newport News common stock. In January 2002, Northrop Grumman completed the acquisition of the shares of Newport News common stock not previously purchased, issuing 3.2 million shares of common stock and paying cash for the remaining balance of the shares. For purposes of the Unaudited Pro Forma Condensed Combined Financial Statements, Northrop Grumman has assumed that all shares of Newport News were acquired on January 1, 2001 for statement of operations purposes and on December 31, 2001 for balance sheet purposes. The acquisition of Newport News, which is valued at approximately $2.6 billion, including the assumption of Newport News net debt of $400 million, is accounted for using the purchase method of accounting. Northrop Grumman is in the early stages of the fair market value and accounting conformance evaluation process with respect to the Newport News acquisition. The Unaudited Pro

Forma Condensed Combined Financial Statements reflect preliminary estimates of the fair market value of the assets acquired, including contract-based purchased intangible assets, and liabilities assumed and the related allocations of purchase price and preliminary estimates of adjustments necessary to conform Newport News to Northrop Grumman’s accounting policies. Adjustments to the purchase price allocations are expected to be finalized by June 30, 2002, and will be reflected in future filings. There can be no assurance that such adjustments will not be material.

As of the date of this supplement to the offer to exchange, Northrop Grumman has not performed the valuation studies necessary to arrive at the required estimates of the fair market value of the TRW assets to be acquired and the TRW liabilities to be assumed and the related allocations of purchase price, nor has it identified the adjustments necessary, if any, to conform TRW data to Northrop Grumman’s accounting policies. Accordingly, Northrop Grumman has used the historical book values of the assets and liabilities of TRW and has used the historical revenue recognition policies of TRW to prepare the Unaudited Pro Forma Condensed Combined Financial Statements set forth herein, with the excess of the purchase price over the historical net assets of TRW recorded as goodwill and other purchased intangibles. Once Northrop Grumman has determined the final purchase price for TRW and has completed the valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming changes for TRW, such pro forma financial statements will be subject to adjustment. Such adjustments will likely result in changes to the pro forma statement of financial position to reflect the final allocations of purchase price and the pro forma statements of income, and there can be no assurance that such adjustments will not be material. TRW information includes all segments and subsidiaries as it is not possible to segregate amounts pertaining to Automotive, Space and other Defense units. In the event that a transaction were completed, Northrop Grumman has indicated that it would sell or spin off the automotive operations of TRW. There currently is no agreement for the sale of the automotive business and there can be no assurance that a sale will be consummated or with respect to the terms of such sale. Such a transaction would materially change the pro forma information provided herein.

The Unaudited Pro Forma Condensed Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Northrop Grumman would have been had the offer to exchange and the Litton, Newport News and TRW acquisitions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position.

The Unaudited Pro Forma Condensed Combined Financial Statements do not include the realization of cost savings from operating efficiencies, synergies or other restructurings resulting from the Litton, Newport News and TRW acquisitions.

The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of Northrop Grumman and TRW that are incorporated by reference in the offer to exchange, as amended through April 4, 2002.

Unaudited Pro Forma Condensed Combined
Statement of Financial Position

December 31, 2001
($ in millions)

	Northrop Grumman	Pro Forma			TRW*	Pro Forma
		Adjustment		Northrop Grumman Adjusted		Adjustment		Combined*
Assets:
Current assets
Cash and cash equivalents	$464	$—		$464	$240	$—		$704
Accounts receivable	2,735	—		2,735	1,596	—		4,331
Interest in securitized receivables	—	—		—	162			162
Inventoried costs	1,226	—		1,226	763	—		1,989
Deferred income taxes	36	—		36	231	—		267
Prepaid expenses and other current assets	128	—		128	170	—		298

Total current assets	4,589	—		4,589	3,162	—		7,751

Property, plant and equipment	3,940	166	(a)	4,106	8,266	—		12,372
Accumulated depreciation	(1,173)	—		(1,173)	(4,724)	—		(5,897)

Property, plant and equipment, net	2,767	166		2,933	3,542	—		6,475

Other assets
Goodwill, net	8,668	119	(a)	8,787	3,811	2,467	(k)	15,065
Purchased intangibles, net	1,139	519	(a)	1,658	—	2,093	(k)	3,751
Prepaid retiree benefits cost and intangible pension asset	3,075	—		3,075	2,871	—		5,946
Other assets	648	(1	)(a)	647	1,058	—		1,705

	13,530	637		14,167	7,740	4,560		26,467

	$20,886	$803		$21,689	$14,444	$4,560		$40,693

Liabilities and Shareholders’ Equity:
Current liabilities
Notes payable and current portion of long term debt	$458	$—		$458	$839	$—		$1,297
Accounts payable	1,019	—		1,019	1,742	—		2,761
Accrued employees’ compensation	847	—		847	477	—		1,324
Contract loss provision	843	—		843	—	—		843
Advances on contracts	656	—		656	—	—		656
Income taxes	137	—		137	173	—		310
Other current liabilities	1,172	—		1,172	1,527	—		2,699

Total current liabilities	5,132	—		5,132	4,758	—		9,890

Long-term debt	5,033	127	(a)	5,160	4,870	—		10,030
Accrued retiree benefits	1,931	224	(a)	2,155	—	—		2,155
Minority interest	122	(107	)(a)	15	—	—		15
Deferred tax and other long-term liabilities	927	253	(a)	1,180	2,630	—		3,810

Redeemable preferred stock	350	—		350	—	—		350
Shareholders’ equity
Paid in capital and unearned compensation	4,433	306	(a)	4,739	559	6,187	(k)	11,485
Retained earnings	3,011	—		3,011	2,468	(2,468	)(k)	3,011
Accumulated other comprehensive loss	(53)	—		(53)	(469)	469	(k)	(53)
Stock Employee Compensation Trust	—	—		—	—	—		0
Treasury Shares—cost in excess of par value	—	—		—	(372)	372	(k)	0

	7,391	306		7,697	2,186	4,560		14,443

	$20,886	$803		$21,689	$14,444	$4,560		$40,693

*THE COMBINED AMOUNTS AND THE TRW AMOUNTS ARE INCLUSIVE OF THE AUTOMOTIVE BUSINESS CURRENTLY OPERATED BY TRW. THE COMBINED AND TRW AMOUNTS CONTAINED HEREIN COULD SIGNIFICANTLY CHANGE AS THE RESULT OF THE SALE OR SPIN-OFF OF THE AUTOMOTIVE BUSINESS. THE READER IS DIRECTED TO FOOTNOTE (m) FOR FURTHER INFORMATION.

Unaudited Pro Forma Condensed Combined
Statement of Income

Twelve Months Ended December 31, 2001
($ in millions, except per share)

	Northrop Grumman	Litton	Pro Forma			Newport News	Pro Forma			TRW*	Pro Forma
			Adjustments		Combined		Adjustments		Combined		Adjustments		Combined*
Sales and service revenues	$13,558	$1,345	$(18	)(b)	$14,885	$2,024	$(58	)(b)	$16,851	$16,383	$—		$33,234
Cost of sales
Operating Costs	11,219	1,120	13	(b)(c)(d)	12,352	1,640	27	(b)(d)(h)(j)	14,019	14,225	52	(h)(j)	28,296
Administrative and general expenses	1,335	121	—		1,456	189	—		1,645	1,111	—		2,756

Operating margin	1,004	104	(31)		1,077	195	(85)		1,187	1,047	(52)		2,182
Interest expense	(373)	(27)	(41	)(e)	(441)	(46)	(32	)(i)	(519)	(478)	—		(997)
Other, net	68	3	—		71	—	—		71	(429)	—		(358)

Income from continuing operations before income taxes	699	80	(72)		707	149	(117)		739	140	(52)		827
Federal and foreign income taxes	272	30	(25	)(f)	277	59	(46	)(f)(j)	290	72	(8	)(f)(j)	354

Income from continuing operations	427	50	(47)		430	90	(71)		449	68	(44)		473

Less, dividends paid to preferred shareholders	(18)	—	(7	)(g)	(25)	—	—		(25)	—	—		(25)

Income available to common shareholders	$409	$50	$(54)		$405	$90	$(71)		$424	$68	$(44)		$448

Average shares basic	84.46				86.60				103.24				160.79	(l)
Average shares diluted	85.26				87.50				104.14				161.69	(l)
Basic earnings per share:
Continuing operations	$4.84				$4.68				$4.11				$2.79	(l)
Diluted earnings per share:
Continuing operations	$4.80				$4.63				$4.07				$2.77	(l)

* THE COMBINED AMOUNTS AND THE TRW AMOUNTS ARE INCLUSIVE OF THE AUTOMOTIVE BUSINESS CURRENTLY OPERATED BY TRW. THE COMBINED AND TRW AMOUNTS CONTAINED HEREIN COULD SIGNIFICANTLY CHANGE AS THE RESULT OF THE SALE OR SPIN-OFF OF THE AUTOMOTIVE BUSINESS. THE READER IS DIRECTED TO FOOTNOTE (m) FOR FURTHER INFORMATION.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(a)
Adjustments to record the completion of the acquisition of Newport News including the following: (i) issuance of common stock for the purchase of remaining shares, (ii) additional debt for the purchase of remaining shares and acquisition related costs, (iii) fair value adjustments, (iv) elimination of minority liability, and (v) additional goodwill and other purchased intangibles.

(b)	Adjustment to eliminate intercompany sales and cost of sales transactions between Northrop Grumman and Litton, and between Northrop Grumman and Newport News.

(c)
Adjustment to amortize the preliminary estimate of goodwill and other purchased intangible assets arising out of the acquisition of Litton over an estimated weighted average life of 26 years on a straight line basis.

(d)	Adjustment to record depreciation of property, plant and equipment and amortization of capitalized software arising from fair market value adjustments for the Litton and Newport News acquisitions.

(e)
Adjustment to record interest expense and the amortization of debt issuance costs on new financing for the acquisition of Litton at a weighted average rate of 6.5 percent for year ended December 31, 2001.

(f)	Adjustment to record income tax effects on pre-tax pro forma adjustments, using a statutory tax rate of thirty-five percent.

(g)	Adjusted, pro rata, for dividends to preferred shareholders using $7 per share dividend rate for redeemable preferred stock issued in the acquisition of Litton.

(h)
Adjustment to amortize estimated purchased intangible assets arising out of the Newport News and TRW acquisitions over an estimated life of 10 years on a straight line basis. Goodwill arising from the Newport News and TRW acquisitions has not been amortized in accordance with the provisions of SFAS No. 142: Goodwill and Other Intangible Assets.

(i)	Adjustment to record interest on debt financing for the Newport News acquisition at a weighted average rate of 4.8 percent for the year ended December 31, 2001.

(j)	Adjustments to reclassify state income tax expense from federal and foreign income taxes to operating costs to conform Newport News and TRW data to classifications utilized by Northrop Grumman.

(k)	Adjustments to (i) eliminate the equity of TRW, (ii) record issuance of Northrop Grumman stock, and (iii) record goodwill and other purchased intangibles arising from the acquisition of TRW.

The amount of purchase price allocated to goodwill and other purchased intangibles is subject to change and is calculated based on the assumption that Northrop Grumman has acquired 100% of the TRW common stock and Serial Preference Stock II, and accordingly, has issued 57,546,746 shares of Northrop Grumman common stock in the TRW acquisition.

The value ascribed to the Northrop Grumman common stock exchanged in the TRW acquisition is $117.23, which represents the 5-day average of the Northrop Grumman closing stock prices from April 8, 2002 through April 12, 2002.

(l)
Calculated based on the assumption that Northrop Grumman has acquired 100% of the TRW common stock and Serial Preference Stock II, and accordingly, has issued 57,546,746 shares of Northrop Grumman common stock, determined using the 5-day average of the Northrop Grumman closing stock prices from April 8, 2002 through April 12, 2002, of $117.23. Using the maximum exchange ratio of 0.4690 would result in the issuance of 59.70 million Northrop Grumman shares and pro forma basic earnings per share and diluted earnings per share for the year ended December 31, 2001, of $2.75 and $2.73, respectively. Using the minimum exchange ratio of 0.4309 would result in the issuance of 54.85 million Northrop Grumman shares and pro forma basic earnings per share and diluted earnings per share for the year ended December 31, 2001, of $2.83 and $2.82, respectively.

(m) The
pro forma financial statements presented herein for the year ended December 31, 2001 do not exclude the TRW automotive business. For the year ended December 31, 2001 TRW reported the following amounts for its automotive segment:

(in millions) Year ended	2001
Sales	$10,111
Profit before taxes	228
Unusual items—income (expense) included in profit before taxes	(241)
Segment Assets	5,501
Depreciation and Amortization	544
Capital expenditures including other intangibles	475

In the event of a sale or spin-off of TRW’s automotive segment by Northrop Grumman, the information reported in the pro forma financial statements contained herein could significantly change. The amounts noted above are provided for information only and are not representative of the results of a spin-off or sale transaction. Presently, Northrop Grumman has not established a method of disposal of the automotive segment primarily due to the number of variables involved in determining a representative scenario for such a transaction. Such variables include but are not limited to:

1.
The amount of debt allocable to the automotive segment to ensure that the business retains investment grade status, the independent rating agencies’ assessment of that debt and what Northrop Grumman’s debt structure will be following the spin-off.

2.	The inherent value of the Thompson parts business that has been in existence for in excess of 40 years.
3.	The disposition of goodwill and its allocation in connection with the provisions of SFAS 142—Goodwill and Other Intangible Assets.
4.	The amount of corporate overhead allocable to the automotive business.
5	The effect of Pension and OPEB adjustments resulting from a transaction.
6.	The amount of interest expense and interest rate in effect for debt remaining on the books of the automotive business.
7.	The precise method of disposition can only be determined once Northrop Grumman has reviewed the appropriate due diligence materials relating to TRW.
8.
The amount and form of consideration if all or part of the automotive segment were sold, and, if a partial sale, the structure and valuation of the simultaneous spin-off of the remainder of the automotive sector.

The Exchange Agent for the offer to exchange is:

EQUISERVE TRUST COMPANY

By Mail:	By Hand Delivery:	By Overnight Delivery:

EQUISERVE TRUST COMPANY P.O. Box 43034 Providence, RI 02940-3034	EQUISERVE TRUST COMPANY c/o Securities Transfer and Reporting Services, Inc. 100 William Street—Galleria New York, New York 10038	EQUISERVE TRUST COMPANY 40 Campanelli Drive Braintree, Massachusetts 02184

Confirm by Telephone:

(781) 575-4816

Any questions or requests for assistance or additional copies of the offer to exchange, the letter of transmittal and the notice of guaranteed delivery and related exchange offer materials may be directed to the information agent at its telephone number and location listed below. Shareholders may also contact their local broker, commercial bank, trust company or nominee for assistance concerning the offer to exchange.

The Information Agent for the offer to exchange is:

D. F. King & Co., Inc.
U.S. and Canada	Europe
77 Water Street	No. 2 London Wall Buildings, 2nd Floor
New York, New York 10005	London Wall
Banks and Brokers Call Collect: 1-212-269-5550	London EC2M 5PP, United Kingdom
All Others Call Toll-Free: 1-800-755-7250	Tel.: +(44) 20 7920 9700

The Dealer Manager for the offer to exchange is:

Salomon Smith Barney
388 Greenwich Street
New York, New York 10013
(888) 328-4596